Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel. +1 646 201 9246 Voltaire@CCGIsrael.com

FOR IMMEDIATE RELEASE:

Voltaire Announces 102% Revenue Growth Year-Over-Year
for the First Quarter of 2010

First quarter revenues reach $15.6 million, growing 102% over first quarter 2009 revenues;

Conference call to discuss results scheduled for 10:00 am ET today

CHELMSFORD, Mass. and RA’ANANA, Israel – May 5, 2010 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out data center fabrics, today announced financial results for the three month period ended March 31, 2010.

Main First Quarter 2010 Highlights
o	Revenue more than doubles over the first quarter of last year, reaching $15.6 million;
o	Operating loss on a GAAP basis, narrowed to $1.4 million; operating loss on a non-GAAP basis of $0.7 million;
o	Net loss on a GAAP basis, narrowed to $1.7 million from $6.1 million in the first quarter of 2009; net loss on a non-GAAP basis, of $0.9 million;
o	Cash, cash equivalents and marketable securities as of March 31, 2010 totaled $44.7 million; and
o	Increases 2010 annual revenue guidance range to $67-70 million, an increase of 33-39% year over year;

First Quarter Results
Revenues for the first quarter of 2010 totaled $15.6 million, an increase of 102% compared with $7.7 million reported in the first quarter of 2009.

Gross profit for the first quarter of 2010 totaled $8.2 million, an increase of 87% compared to $4.4 million in the first quarter of 2009. Gross margin for the first quarter of 2010 totaled 52.5%, compared to 56.7% gross margin for the first quarter of 2009.

Operating loss for the first quarter of 2010 totaled $1.4 million, a substantial improvement compared to the $5.9 million operating loss in the first quarter of 2009. On a non-GAAP basis, the Company reported operating loss of $0.7 million compared with an operating loss of $5.4 million in the first quarter of 2009.

Net loss for the first quarter of 2010 totaled $1.7 million, or $0.08 loss per share. This represents a solid improvement from a net loss of $6.1 million, or $0.29 loss per share, in the first quarter of 2009.

Net loss, on a non-GAAP basis, for the first quarter of 2010 totaled $0.9 million, or $0.04 loss per share, compared to a net loss, on a non-GAAP basis, of $5.5 million, or $0.26 loss per share, in the first quarter of 2009.

Cash, cash equivalents and marketable securities as of March 31, 2010, totaled $44.7 million with no debt, compared to $47.5 million as of December 31, 2009.

Management Comments
Mr. Ronnie Kenneth, Chairman and CEO of Voltaire commented, “We are pleased with our results. The results make me believe that we are on track to achieving all our goals for the year; in particular, that of reaching profitability toward the end of this year.”

Mr. Kenneth added, “The first quarter in 2010 was one in which Voltaire continued to build for the future. We launched a number of new products - representing the ongoing fruits of our R&D investments, as well as being a testament to our strong ability to innovate. This is especially true on the software front, with our launch of the Voltaire Messaging Accelerator for Ethernet, enabling exceptionally low latency on Ethernet fabrics. We truly have an end-to-end portfolio of switching products, as well as the first-in-kind application acceleration and management software that strongly differentiates Voltaire.”

“Looking ahead, I still stand by my belief that 2010 represents an inflection point for Voltaire. The principles underlying high performance computing including scale-out, low latency and application acceleration is becoming the foundation for the next generation, virtualized data centers and the rapidly growing cloud-computing opportunity. Our ability to provide both InfiniBand and Ethernet fabrics, enable us to take advantage of an upcoming broader range of opportunities. We aim to capitalize on this potential and I am excited with regard to our prospects for the months and years ahead,” concluded Mr. Kenneth.

Outlook
Management raised its revenue guidance for the full year of 2010.

Revenues for the full year of 2010 are expected in the range of $67 - 70 million, reflecting year over year revenue growth of 33 – 39%, with the second half of the year, as is usual, being seasonally stronger than the first half. Full year 2010 revenue expectations were formerly in the range of $66 - 69 million.

Management continues to expect full year gross margin to be in the range of 51-53%, similar to 2009, and continues to expect non-GAAP operating expenses between $38 - 39.5 million for 2010. The increase in operating expenses in 2010 compared with that of 2009, is to enable the Company to capitalize on the current and emerging market opportunities, as well as support the forecasted growth of both the InfiniBand and Ethernet-based product lines.

Management believes that the Company remains on track for non-GAAP operating profit by Q4 2010.

Conference Call Details
The Company will also host a conference call today at 10:00 am ET. On the call, Mr. Ronnie Kenneth, CEO and Chairman of the Board, and Mr. Josh Siegel, CFO, will review and discuss the results for the quarter and will be available to answer investor questions.

To participate through dial-in, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-888-668-9141	UK Dial-in Number:	0-800-917-5108
Israel Dial-in Number:	03-918-0609	International Dial-in Number:	+972-3-918-0609

The call will be at 10:00 am Eastern Time; 7:00 am Pacific Time; 3:00 pm UK Time; 5:00 pm Israel Time.

The conference call will be broadcast live from a link on the Company’s website. To participate, please access the investor relations section of Voltaire’s website – www.voltaire.com – a few minutes before the conference call is due to commence. A replay of the call will be available from the day after the call for a period of 30 days. The link to the replay will be accessible under the investor relations section of Voltaire's website – www.voltaire.com.

Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and, additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing investors’ understanding of Voltaire’s ongoing performance.  Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

About Voltaire

Voltaire (NASDAQ: VOLT) is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, HP, IBM, NEC, SGI and Sun. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Chelmsford, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.

Forward Looking Statements
Information provided in this press release contains statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Voltaire's plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. They also include third-party projections regarding expected industry growth rates. Actual future results may differ materially from those projected as a result of certain risks and uncertainties.  These factors include in particular, but are not limited to, the impact of the economic downturn on capital expenditures by our customers and our product mix during the balance of the year.  These factors and others are discussed in detail under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F for the year ended December 31, 2009. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- Financial Tables –

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2010	2009
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,591	$12,896
Short term investments	17,190	20,074
Restricted deposits	1,733	1,733
Accounts receivable:
Trade	10,996	13,056
Prepaid expenses and other	1,853	1,862
Inventories	9,962	5,795
Total current assets	52,325	55,416
INVESTMENTS:
Restricted long-term deposits	1,157	1,139
Long-term deposits	190	219
Marketable securities	13,988	11,614
Funds in respect of employee rights upon retirement	2,714	2,522
Total investments	18,049	15,494

DEFERRED INCOME TAXES	94	97
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	7,456	7,149
Total assets	$77,924	$78,156

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$10,323	$10,470
Other	4,590	4,246
Deferred revenues	4,294	4,308
Total current liabilities	19,207	19,024
LONG-TERM LIABILITIES:
Accrued severance pay	3,706	3,454
Deferred revenues	3,694	3,647
Other long-term liabilities	692	621
Total long-term liabilities	8,092	7,722
Total liabilities	27,299	26,746

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value	2,787	2,787
Additional paid-in capital	153,630	152,770
Accumulated other comprehensive income	138	130
Accumulated deficit	(105,930)	(104,277)
Total shareholders’ equity	50,625	51,410
Total liabilities and shareholders’ equity	$77,924	$78,156

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2010	2009
	(unaudited)
REVENUES	$15,629	$7,733
COST OF REVENUES	7,418	3,346
GROSS PROFIT	8,211	4,387
OPERATING EXPENSES:
Research and development	4,673	4,059
Sales and marketing	3,093	2,883
General and administrative	1,887	1,599
Provision for doubtful debt	-	1,733
Total operating expenses	9,653	10,274
LOSS FROM OPERATIONS	(1,442)	(5,887)
FINANCIAL INCOME	55	149
FINANCIAL EXPENSES	(115)	(161)
LOSS BEFORE TAX EXPENSES	(1,502)	(5,899)
TAX EXPENSES	(151)	(172)
NET LOSS	$(1,653)	$(6,071)

Net loss per share -
Basic and diluted	$(0.08)	$(0.29)
Weighted average number of shares -
Basic and diluted	21,075,385	20,969,793

VOLTAIRE LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except per share data)

The non-GAAP financial information presented herein was not prepared under a comprehensive set of accounting rules or principles and should not be viewed as a substitute for the Company’s GAAP financial information.

	Three months ended March 31,
	2010	2009
	(unaudited)
GAAP Net loss	$(1,653)	$(6,071)

Equity based compensation expenses included in:
Cost of revenues	13	8
Research and development	130	109
Sales and marketing	175	151
General and administrative	469	269
	787	537

Non-GAAP Net loss	$(866)	$(5,534)

Non- GAAP Net loss per share -
Basic and Diluted	$(0.04)	$(0.26)
Weighted average number of shares -
Basic and Diluted	21,075,385	20,969,793

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended March 31,
	2010	2009
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(1,653)	$(6,071)
Adjustments required to reconcile net loss to net
cash provided by (used in) operating activities:
Depreciation of property and equipment	838	620
Amortization of discount and premium related to
marketable securities, net	50	(12)
Deferred income taxes	108	100
Change in accrued severance pay	252	(149)
Loss (gain) in funds in respect of employee rights
upon retirement	(61)	159
Non-cash share-based compensation expenses	787	537
Excess tax benefit on options exercised	(32)	-
Changes in operating asset and liability items:
Decrease in accounts receivable	1,930	5,058
Increase in accounts payable and accruals and
deferred revenues	335	394
Increase in inventories	(4,167)	(237)
Net cash provided by (used in) operating activities	(1,613)	399
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted deposits	(18)	(1,144)
Purchase of property and equipment	(1,147)	(1,322)
Investment in marketable securities	(14,598)	(27,630)
Decrease (increase) in short term deposit, net	800	(5,646)
Proceeds from sale of marketable securities	9,783	15,526
Proceeds from maturities of marketable securities	4,517	11,980
Amounts funded in respect of employee rights upon
retirement, net	(131)	(62)
Decrease in long-term deposits	29	1
Net cash used in investing activities	(765)	(8,297)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	41	21
Excess tax benefit on options exercised	32	-
Net cash provided by financing activities	73	21
DECREASE IN CASH AND CASH EQUIVALENTS	(2,305)	(7,877)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,896	24,768
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,591	$16,891